INSTITUTIONAL CASH DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION


DECEMBER 31, 2021

**PUBLIC**

**TO THE COMMISSIONER OF CORPORATIONS OF**

**THE STATE OF CALIFORNIA**

**VERIFICATION FORM PURSUANT TO**

**CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)**

**(Executed WITHIN OR WITHOUT of the State of California)**


I, <u>Mason Martin</u>, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _____ day of _____, 2022, at

_____, California.


_____
(Signature of person signing)

<u>  Chief Compliance Officer  </u>

(Title of person signing report)


<u> Institutional Cash Distributors, LLC </u>          ____149635____
(Name of Licensee)                                              (File Number)


INSTRUCTIONS:

**1.** If the broker-dealer, investment adviser is a sole
proprietorship, the verification shall be made by the
proprietor; if a partnership, by a general partner; or if a
corporation, by a duly authorized officer.

**TO THE COMMISSIONER OF CORPORATIONS OF**

**THE STATE OF CALIFORNIA**

**VERIFICATION FORM PURSUANT TO**

**CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)**

**(Executed WITHIN OR WITHOUT of the State of California)**

I, <u>Mason Martin</u>, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this ____28th____ day of ____February____, 2022, at

____Moraga____, California.

____(signature)____

(Signature of person signing)

__Chief Compliance Officer__

(Title of person signing report)

<u>Institutional Cash Distributors, LLC</u>                    ____149635____
(Name of Licensee)                                                      (File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

**CALIFORNIA ACKNOWLEDGMENT** CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

On 2/28/2022 (*Date*) before me, Mohammad Reza Shabani, Notary Public (*Here Insert Name and Title of the Officer*)

personally appeared Mason Martin (*Name(s) of Signer(s)*)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



MOHAMMAD REZA SHABANI
COMM # 2380908
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Commission Expires October 30, 2025
CLS2

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________ *Signature of Notary Public*

*Place Notary Seal and/or Stamp Above*

**OPTIONAL**

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Institutional Cash Distributors LLC

Document Date: 2/28/2022 Number of Pages: ______

Signer(s) Other Than Named Above: ______

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: ______
- ☐ Corporate Officer – Title(s): ______
- ☐ Partner – ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: ______

Signer is Representing: ______

Signer's Name: ______
- ☐ Corporate Officer – Title(s): ______
- ☐ Partner – ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: ______

Signer is Representing: ______

M1304-09 (11/20)

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| **8-68161** |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Institutional Cash Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

580 California Street, Suite 1335
(No. and Street)

| San Francisco | CA | 94104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mason Martin | 415-820-5302 | mason.martin@icdportal.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

| 733 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/29/2003 | 274 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, _____Mason Martin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Institutional Cash Distributors LLC_____, as of _____December 31_____, __2021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____

Title:

__Chief Compliance Officer_____

_____

Notary Public

**This filing** contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to ~~consolidated~~ financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## OATH OR AFFIRMATION

I, Mason Martin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Institutional Cash Distributors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Compliance Officer

____________________
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CALIFORNIA ACKNOWLEDGMENT**

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Contra Costa_ }

On _2/28/2022_ before me, _Mohammad Reza Shabani, Notary Public_

Date    Here Insert Name and Title of the Officer

personally appeared _Mason Martin_

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



MOHAMMAD REZA SHABANI
COMM # 2380908
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Commission Expires October 30, 2025

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____

Place Notary Seal and/or Stamp Above    Signature of Notary Public

──────────────── **OPTIONAL** ────────────────

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: _Institutional Cash Distributors LLC_

Document Date: _2/28/2022_                Number of Pages: _____

Signer(s) Other Than Named Above: _____

**Capacity(ies) Claimed by Signer(s)**

| Signer's Name: _____ | Signer's Name: _____ |
|---|---|
| ☐ Corporate Officer – Title(s): _____ | ☐ Corporate Officer – Title(s): _____ |
| ☐ Partner – ☐ Limited ☐ General | ☐ Partner – ☐ Limited ☐ General |
| ☐ Individual ☐ Attorney in Fact | ☐ Individual ☐ Attorney in Fact |
| ☐ Trustee ☐ Guardian or Conservator | ☐ Trustee ☐ Guardian or Conservator |
| ☐ Other: _____ | ☐ Other: _____ |
| Signer is Representing: _____ | Signer is Representing: _____ |

**EisnerAmper LLP**
733 Third Avenue
New York, NY 10017
**T** 212.949.8700
**F** 212.891.4100
www.eisneramper.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Institutional Cash Distributors, LLC

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Report on Supplemental Information*

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

*EisnerAmper LLP*

We have served as the Company's auditor since 2012. (Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2010.]

EISNERAMPER LLP
New York, New York
February 25, 2022



# INSTITUTIONAL CASH DISTRIBUTORS, LLC
## Statement of Financial Condition
### December 31, 2021

*Assets*

| | | |
|---|---|---:|
| Cash | $ | 9,361,622 |
| Commissions receivable | | 2,171,823 |
| Deposits with clearing brokers | | 357,725 |
| Restricted cash | | 24,309 |
| Property and equipment, net | | 63,652 |
| Goodwill | | 700,000 |
| Prepaid expenses | | 161,118 |
| Other assets | | 158,745 |
| Lease deposits | | 12,184 |
| Right-of-use lease assets | | 316,398 |
| Due from affiliates | | 152,578 |
| **Total assets** | $ | **13,480,154** |

*Liabilities and Member's Equity*

*Liabilities*

| | | |
|---|---|---:|
| Commissions payable | $ | 295,093 |
| Accounts payable and accrued expenses | | 2,361,124 |
| Deferred revenue | | 293,878 |
| Lease liabilities | | 348,444 |
| **Total liabilities** | | **3,298,539** |
| Member's equity | | 10,181,615 |
| **Total liabilities and member's equity** | $ | **13,480,154** |

*See Accompanying Notes to Statement of Financial Condition*

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Notes to Statement of Financial Condition
December 31, 2021

1.    Business and Summary of Significant Accounting Policies

Business

Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. Prior to January 1, 2018, the Company was a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company ("Holdings"). Effective January 1, 2018 there was a change of control and restructuring of Holdings which resulted in the transfer of its equity interest in the Company and its other subsidiaries. ICD Intermediate Holdco 2, LLC, a Delaware limited liability company (the "Parent") was formed on September 25, 2017 and acquired the interest in the Company effective January 1, 2018. As a result, the Parent became an indirect subsidiary of Holdings through an intermediate holding company.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds and other short term investment trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp ("JPMCC") and MUFG Union Bank (collectively, the "Clearing Brokers") are the custodians who provide custody and/or clearing services to the Company's clients.

The Company's primary source of revenue is commission income earned from Clearing Brokers by introducing customers to money funds offered through their brokerage networks and by introducing customers directly to money market fund families.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank which at times may exceed federally insured limits.

Deposits with Clearing Brokers

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with JPMCC. As of December 31, 2021, the Company had $356,725 on deposit with JPMCC and a $1,000 deposit with MUFG Union Bank.

Commissions Receivable

Commissions receivable represents the commissions due from the Clearing Brokers and fund companies based upon the fee agreements. The Company monitors the credit standing of these organizations as deemed necessary.

1.    Business and Summary of Significant Accounting Policies (continued)

Restricted Cash

Restricted cash includes a savings deposit used as collateral for a standby letter of credit with a commercial bank. The letter of credit satisfies the deposit requirement under one of the Company's operating leases.

Property and Equipment

Property and equipment are recorded at cost of $420,361, net of accumulated depreciation of $356,709. Depreciation is computed under the straight-line method using an estimated useful life of average of three to five years.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in an acquisition.  Goodwill is reviewed for impairment at least annually.  The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests.  The overall Company is viewed as a single reporting unit for this analysis.  No goodwill impairment charge was recorded for the year ended December 31, 2021.

Income Taxes

The Company elects to be treated as a single member limited liability company for income tax purposes for all relevant jurisdictions and therefore attributes taxable income and taxes paid, if any, to the member to be included with the member's tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the statement of financial condition. Accordingly, no provision for income taxes is reflected in the statement of financial condition.  If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.  Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

1. <u>Business and Summary of Significant Accounting Policies (continued)</u>

<u>Fair Value of Financial Instruments</u>

The following table presents the carrying values and estimated fair values at December 31, 2021 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

| | Carrying Value | Level 1 | Level 2 | Total Estimated Fair Value |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash | $ 9,361,622 | $ 9,361,622 | | $ 9,361,622 |
| Commissions Receivable | 2,171,823 | | $ 2,171,823 | 2,171,823 |
| Deposits with clearing brokers | 357,725 | 357,725 | | 357,725 |
| Due from affiliates | 152,578 | | 152,578 | 152,578 |
| Restricted cash | 24,309 | 24,309 | | 24,309 |
| Total | $ 12,068,057 | $ 9,743,656 | $ 2,324,401 | $ 12,068,057 |
| | | | | |
| **Liabilities** | | | | |
| Commissions payable | $ 295,093 | | $ 295,093 | $ 295,093 |
| Deferred revenue | 293,878 | | 293,878 | 293,878 |
| Accounts payables and accrued expenses | 2,361,124 | | 2,361,124 | 2,361,124 |
| Total | $ 2,950,095 | $ - | $ 2,950,095 | $ 2,950,095 |

<u>Equity-based compensation</u>

The Company measures the cost of employee services received in exchange for an award of equity instrument based on the grant-date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the awards.

<u>Use of Estimates</u>

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Business and Summary of Significant Accounting Policies (continued)

Credit Losses

The company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU') No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

Leases

The Company accounts for leases under Topic 842. The guidance requires the recognition of assets and liabilities on the balance sheet to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Under Topic 842, the recognition, measurement and presentation of expenses and cash flows arising from a lease primarily depends on its classification as finance or operating lease. See Note 5 for further information.

2. Credit Risk and Indemnification

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with fund companies. Through indemnification provisions in agreements with Clearing Brokers and fund companies, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

3.     Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2021, the Company had regulatory net capital, as defined, of $7,789,359 which exceeded the amount required by $7,590,550. The Company's aggregate indebtedness to net capital ratio was 0.38 to 1.

4.     Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers.  As of December 31, 2021, no amounts were due to this affiliate for technology costs.

The Company pays certain employee benefits and administrative costs on behalf of its technology affiliate which are reimbursed. On December 31, 2021, an amount of $107,097 was due from its technology affiliate.

During 2021, 12 fund companies paid direct commission revenue to an affiliate broker dealer of the Parent located in the United Kingdom. Due from affiliate includes the uncollected portion of such direct commission revenue receivables from such affiliate. In addition, certain administrative costs were incurred by the Company on behalf of the Parent and its affiliates.  On December 31, 2021, the amount due from the Parent and its affiliates was $45,481.

5.    Leases

The Company's lease agreements primarily cover office facilities and expire at various dates.   The Company's leases are predominantly operating leases, which are included in right-of-use assets and lease liabilities on the Company's Statement of Financial Condition.  The Company's current lease arrangements expire through 2025, some of which include options to extend or terminate the lease.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances.  The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred.  These variable payments are excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments.  The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term.  The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. Our lease agreements generally do not provide a readily determinable implicit rate nor is it available to us from our lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the Statement of Financial Condition.  The Company recognizes lease expense for these leases as lease costs are incurred.

The Company leases its San Francisco, California, corporate headquarters under a non-cancelable operating lease which expires September 30, 2022, and one regional office in Palos Verdes Estates, California, under a non-cancelable operating lease which expire on November 30, 2025.

The following table summarizes the Company's scheduled future minimum lease payments under operating leases, recorded on the Statement of Financial Condition as of December 31, 2021:

| | | |
|---|---|---:|
| 2022 | $ | 252,238 |
| 2023 | | 39,564 |
| 2024 | | 40,751 |
| 2025 | | 38,380 |
| Total undiscounted lease payments | | 370,933 |
| Less imputed interest | | (22,489) |
| Total lease liabilities | $ | 348,444 |

5.    Leases (continued)

As of December 31, 2021, the Company's weighted average remaining lease term and weighted average discount rate are 2.06 years and 6.38%, respectively.


6.    Retirement Savings Plan

The Company participates in a 401(k) retirement savings plan (the "Plan") sponsored by Holdings under which employees of the Company may defer a portion of their eligible earnings as defined by the Plan, subject to certain statutory limits. Under the Plan, the Company makes discretionary matching contributions of up to 4% of the employees' gross wages or commissions each pay period for up to $10,000 annually.  Company contributions vest based on years of service with vested amounts starting at 25% for employees with less than a year of service.  Company contributions vest an additional 25% at each calendar year end for employees that worked 25 or more full weeks during such calendar year until all contributions are fully vested.


7.    Commissions receivable


The Company's accounts receivables primarily consists of commissions receivable due from the Clearing Brokers and fund companies. Commissions receivable are generally due within 45 days or less. The credit risk associated with commissions receivables is that the clearing broker and the fund families are unable to pay the commissions in full as per the contractual obligation. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. The Company's expectation is that the credit risk associated with receivables is not significant until it past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Management monitors the credit risk of clients, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. As of December 31, 2021, the management assessed the credit risk to be minimal after considering the factors under CECL framework and hence no allowance for credit loss was recorded on the statement of financial condition.